UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number 1-12552
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
THE TALBOTS, INC. RETIREMENT SAVINGS VOLUNTARY PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
The Talbots, Inc.
One Talbots Drive
Hingham, Massachusetts 02043

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN
NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.
EX-23.1 Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator of and Participants in
The Talbots, Inc. Retirement Savings Voluntary Plan:
We have audited the accompanying statements of net assets available for benefits of The Talbots, Inc. Retirement Savings Voluntary Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 3 to the financial statements, the financial statements include investments valued at $24.0 million (18% of net assets) and $28.6 million (24% of net assets) as of December 31, 2009 and 2008, respectively, whose fair values have been estimated by management in the absence of readily determinable fair values. Management’s estimates are based on information provided by the fund managers.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Boston, Massachusetts
June 29, 2010

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:
Cash	$19,938	$141

Participant-directed investments — at fair value	133,189,123	116,977,568

Due from broker for investments sold	—	277,727

Total assets	133,209,061	117,255,436

LIABILITIES:
Payable to broker for investments purchased	19,938	330,504
Accrued administrative expenses	2,278	65,843
Excess contributions payable	221,531	126,799

Total liabilities	243,747	523,146

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	132,965,314	116,732,290
Adjustment from fair value to contract value for interest in fully benefit-responsive stable value fund	698,768	1,935,866

NET ASSETS AVAILABLE FOR BENEFITS	$133,664,082	$118,668,156

See notes to financial statements.

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

CONTRIBUTIONS:
Employer	$467,553
Employee	8,762,784
Rollover	325,451

Total contributions	9,555,788

INVESTMENT ACTIVITY:
Net appreciation in fair value of investments	28,579,613
Dividend and interest income	1,733,985

Total investment activity	30,313,598

DEDUCTIONS:
Benefit payments	(24,729,896)
Administrative expenses	(143,564)

Total deductions	(24,873,460)

NET INCREASE	14,995,926
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	118,668,156

End of year	$133,664,082

See notes to financial statements.

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009
1.	DESCRIPTION OF THE PLAN
The following description of The Talbots, Inc. Retirement Savings Voluntary Plan (the “Plan”) is for general information purposes only. Participants should refer to the Plan document for more complete information.

General Information — The Plan is a defined contribution 401(k) plan established by The Talbots, Inc. (the “Company”) on January 1, 1989, amended and restated effective as of January 1, 1997, and subsequently amended and restated effective as of January 1, 2009 for the employees of the Company. Wells Fargo Institutional Retirement and Trust (“Wells Fargo”) (formerly known as Wachovia Bank, N.A.) was the trustee and recordkeeper of the Plan for 2009 and 2008. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility — All employees of the Company are eligible to participate in the Plan on their date of hire provided they are at least 18 years of age. Leased employees, temporary employees and seasonal employees are not eligible to participate in the Plan.

Employee Contributions — Participants may contribute in whole percentages up to 60% of their eligible compensation as defined, subject to Internal Revenue Code (the “Code”) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“rollover contributions”). Participants who are ages 50 and older are permitted to make additional catch-up contributions. Participants may also make contributions from after-tax dollars by entering into a compensation reduction authorization agreement provided the combination of both pre-tax and after-tax contributions does not exceed 60% of their compensation.

Employer Contributions — Prior to February 20, 2009, the Company made matching contributions at its discretion, calculated and recorded as of the last day of a payroll period. Participants were eligible to receive matching contributions following the completion of one year of service. After-tax and catch-up contributions were not subject to matching contribution. The Company’s matching contribution for each payroll period during the year ended December 31, 2008 and through February 20, 2009 for the year ended December 31, 2009 was 50% of the participant contribution up to 6% of the participant’s eligible compensation. Effective February 20, 2009, the Company discontinued its matching contributions to the Plan for the remainder of 2009.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, rollover contributions, any Company discretionary matching contributions and adjusted for gains and losses based on the investment performance of a participant’s account, less any withdrawals and distributions. The participant is entitled to a benefit equal to his or her vested account balance.

Vesting — All participant contributions are 100% vested. Company contributions vest 20% after each year of service according to a five-year vesting schedule.

Forfeitures — Forfeitures generated from unvested Company matching contributions are first applied to restore previously forfeited accounts where the participant is re-employed within a certain period after termination, second applied against administrative expenses, and third to reduce Company contributions. At December 31, 2009 and 2008, forfeited nonvested accounts totaled $68,355 and $60,741, respectively. These accounts will be applied against Plan administrative expenses and to reduce Company contributions. During the year ended December 31, 2009, forfeitures of $108,352 were used to pay administrative expenses. The Company elected not to use forfeitures to reduce the amount of its contributions in 2009.

Investment Options and Investments — Participants direct the investment of their contributions and Company matching contributions into various investment options offered by the Plan. Participants may change their investment options at any time. As of December 31, 2009, the Plan offered more than twenty diversified investments in mutual funds, one common/collective trust – stable value fund, a commingled pooled fund (the PIMCO Total Return Fund), and a Company common stock fund as investment options for participants.

Benefit Arrangements — Prior to termination from employment, a participant may elect to (i) withdraw his or her rollover contributions at any time, (ii) withdraw after-tax contributions at any time, (iii) withdraw his or her vested account balance upon attainment of age 59-1/2, or (iv) request a hardship withdrawal. With regard to hardship withdrawals, upon approval by the Plan Administrator, participants may withdraw from their employee pretax contributions (after first exhausting all other assets reasonably available) in order to satisfy certain immediate and heavy financial needs. There is no minimum dollar amount for a hardship withdrawal, and the number of hardship withdrawals allowed per year is unlimited. Participant deferrals are suspended for a period of six months after obtaining a hardship withdrawal.

The Plan also provides that a participant may elect to receive his or her vested account balance following termination of employment. Distributions will be made in a lump sum or a partial distribution of the participant’s vested account balance, provided that no payment may be made without the participant’s consent if such payment would be in excess of certain amounts designated in the Plan document. If a participant’s vested account balance is $5,000 or more, he or she can elect to have a portion of the distribution come from the Company common stock fund distributed in the form of whole shares of Company common stock provided that the participant holds 50 or more shares (or the cash equivalent thereof) as a part of their account.

Participant Loans — Participants may borrow from their accounts up to 50% of the vested value of their accounts. The minimum loan amount is $500 and the maximum loan amount is $50,000. A participant may only have one outstanding loan at a time. Loan terms range from one to five years or up to ten years for the purpose of purchasing a primary residence and are secured by the balance in the participant’s account. Interest rates are charged at current market rates. As of December 31, 2009, interest rates on outstanding loans ranged from 4.25% to 10.0%. Principal and interest is paid ratably through payroll deductions. As of December 31, 2009, terms on such outstanding loans ranged from approximately three months to nine years.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures made in the financial statements and accompanying notes. Accordingly, actual results may differ from those estimates.

Risks and Uncertainties — The Plan invests in various securities including mutual funds, common/collective trusts and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements and accompanying notes.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset values (“NAV”) of shares in these funds held by the Plan at year-end. The Company’s common stock fund is valued at the closing market price reported on the New York Stock Exchange on the last business day of the Plan year. Investments in the pooled commingled fund are stated at fair value based on the fair value of the underlying investments. The stable value fund is stated at fair value and then adjusted to contract value as described below. Fair value of the stable fund is the NAV of its underlying investments, and contract value is principal plus accrued interest. Participant loans are valued at the outstanding loan balance which approximates fair value.

In accordance with GAAP, the stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Certain expenses incurred in administering the Plan, including those necessary for the administration of the trust, are paid out of the principal or income of the trust unless paid by the Company at its sole discretion. Management fees and expenses charged to the Plan for investments in the mutual funds and common/collective trusts are deducted from income earned by these investments on a daily basis and are not separately reflected in the accompanying financial statements. Consequently, management fees and expenses are reflected as a reduction of investment return for such investments.

Contributions — Participants’ contributions are recorded as of the last day of a payroll period. Rollover contributions are recorded when submitted to the recordkeeper. Company matching contributions are recorded as of the last day of a payroll period.

Benefit Payments — Benefit payments to participants are recorded when paid.

Recently Adopted Accounting Pronouncements — In May 2009, the FASB issued a standard regarding accounting for subsequent events. This standard is intended to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This standard is effective for interim periods ending after June 15, 2009. In February 2010, the FASB issued an accounting standards update regarding accounting for subsequent events, which eliminated the requirement to disclose the date through which subsequent events have been evaluated in the financial statements. The accounting standards update was effective upon its final issuance. The adoption of the standard and the accounting standards update did not affect the statements of net assets available for benefits or the statement of changes of net assets available for benefits (see Note 12).

In April 2009, the FASB issued guidance on fair value measurements which expanded disclosures and required debt and equity securities disclosed in the fair value hierarchy table be separated on the basis of the nature and risks of the investments. The Plan has adopted this guidance on a prospective basis for the year ended December 31, 2009 (see Note 3).

In September 2009, the FASB issued guidance regarding the fair value measurements and disclosures for investments in certain entities that calculate net asset per share (or its equivalent). This guidance expands the required disclosures for certain investments with a reported NAV and is effective for the first reporting period ending after December 15, 2009. The guidance permits, as a practical expedient, an entity holding investments in certain entities that calculate NAV per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that NAV per share or its equivalent without adjustment. The guidance requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments and the investment strategies of the investee. The Plan has adopted this guidance on a prospective basis for the year ended December 31, 2009 (see Note 11). The effect of the adoption of this guidance had no impact on the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

New Accounting Standards to Be Adopted — In January 2010, the FASB issued guidance on fair value measurements adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. The guidance is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact this guidance will have on the financial statements.
3.	FAIR VALUE MEASUREMENT
The Plan classifies its investments into one of three levels based on the inputs used in the valuation. These levels include:
•	Level 1 –which refers to securities valued using quoted prices from active markets for identical assets;

•	Level 2 –which refers to securities not traded on an active market but for which observable market inputs are readily available; and

•	Level 3 –which refers to securities valued based on significant unobservable inputs.
Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2009 and 2008.

The table below includes the major categorization for debt and equity securities on the basis of the nature and risk of the investments at December 31, 2009.

	Investment Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds
Equity	$49,555,185	$—	$—	$49,555,185
International equity	19,372,745	—	—	19,372,745
Balanced funds	20,811,402	—	—	20,811,402
Other	502,014	—	—	502,014

Total mutual funds				90,241,346
Common stock — The Talbots, Inc.	5,713,051	—	—	5,713,051
Pooled commingled fund	—	13,198,103	—	13,198,103
Common/collective trust — stable value fund	—	—	21,339,677	21,339,677
Participant loans	—	—	2,696,946	2,696,946

Total investment assets at fair value	$95,954,397	$13,198,103	$24,036,623	$133,189,123

	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$74,569,278	$—	$—	$74,569,278
Common stock — The Talbots, Inc.	1,964,738	—	—	1,964,738
Pooled commingled fund	—	11,856,752	—	11,856,752
Common/collective trust — stable value fund	—	—	24,830,130	24,830,130
Participant loans	—	—	3,756,670	3,756,670

Total investment assets at fair value	$76,534,016	$11,856,752	$28,586,800	$116,977,568

The following table sets forth information summarizing the changes in fair value of the Plan’s Level 3 assets for the year ended December 31, 2009.

	Loans to	Common/Collective
	Participants	Trust	Total
Beginning balance	$3,756,670	$24,830,130	$28,586,800
Purchases, sales, issuances and settlements, net	(1,059,724)	(3,928,395)	(4,988,119)
Realized gains, net	—	98,544	98,544
Unrealized gains, net	—	339,398	339,398

Ending balance	$2,696,946	$21,339,677	$24,036,623

The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
4.	INVESTMENTS
The following investments represented five percent or more of the Plan’s net assets available for benefits at fair value as of December 31, 2009 and December 31, 2008:

	2009	2008
American Balanced Fund	$18,179,541	$18,067,625
Davis New York Venture Fund (Class A)	8,394,851	7,776,978
Fidelity Spartan U.S. Equity Index Fund	23,197,827	22,298,769
Fidelity Value Fund	7,306,811	*	*
Janus Overseas Fund	16,710,590	10,433,217
PIMCO Total Return Fund *	13,198,103	11,856,752
RVST Income Fund II	21,339,677	24,830,130

*	Pooled commingled fund.

**	At December 31, 2008, the Plan’s investment did not represent five percent of the Plan’s net assets available for benefits at fair value.

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual Funds:
Equity	$10,430,993
International equity	8,115,435
Balanced funds	2,871,018
Other	29,560

Total mutual funds	21,447,006
Pooled commingled fund	1,669,076
Common Stock — The Talbots, Inc. *	5,025,589
Common/collective trust — stable value fund	437,942

Net appreciation in fair value of investments	$28,579,613

*	Represents a party-in-interest to the Plan.
5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Participant loans and investments in Company common stock are considered to be party-in-interest transactions. At December 31, 2009 and 2008, the Plan held 641,195 and 822,066 shares, respectively, of common stock of the Company, with a fair value of $5,713,051 and $1,964,738, respectively. Participants direct their investment allocation and may elect to invest up to 50% of their contributions in Company common stock. In February 2009, the Company’s Board of Directors approved an indefinite suspension of cash dividends paid with respect to common stock of the Company. Accordingly, no dividend income was recorded during the year ended December 31, 2009.

Fees paid by the Plan to Wells Fargo for management services were included as a reduction of the return earned for each fund. Fees paid by the Plan to Wells Fargo for recordkeeping services were $31,330 for the year ended December 31, 2009.
6.	PLAN TERMINATION
The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts. In February 2009, the Company suspended its matching contributions for the remainder of the year. Matching contributions were reinstated effective January 1, 2010.
7.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated May 28, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. The Plan has been amended since receiving the determination letter and the Company has submitted a request to the IRS for a new determination letter. The request is being reviewed by the IRS; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be tax exempt. Therefore, no provision for income tax has been included in the Plan’s financial statements.

8.	EXCESS CONTRIBUTIONS PAYABLE
The amount contributed to the Plan from highly compensated employees in excess of the IRS-approved limit was $221,531 and $126,799 in 2009 and 2008, respectively. This amount is reflected as excess contributions payable in the accompanying statements of net assets available for benefits. All such amounts were refunded to the participants within the time allowed by the IRS.
9.	STABLE VALUE FUND
The RVST Income Fund II – stable value fund (the “Fund”) is a collective trust fund sponsored by the RiverSource Trust. The beneficial interest of each participant is represented by units. The net asset value of the Fund is determined daily. Units can be issued and redeemed on any business day at the daily unit value. All earnings and gains and losses of the Fund are reflected in the computation of the daily unit value and are realized by the participant upon withdrawal from the Fund. No distributions of income and gains and losses are made to participants.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Limitations on the Ability of the Fund to Transact at Contract Value:

Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Fund to transact at contract value:
•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund.

•	Any transfer of assets from the Fund directly into a competing investment option.

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

•	Complete or partial termination of the Plan or its merger with another plan.
Events That Impact the Fund — Certain events may limit the ability of the Fund to transact at contract value with the contract issuers for participant benefit payments or investment transfers (up to one year may be taken to honor a request for withdrawal from the Fund originating from a plan sponsor). Although such an event is not probable, an example may be a request by Ameriprise Trust Company, the trustee and recordkeeper for the Fund, to terminate or partially terminate the contract at market value.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits and investments per the financial statements at December 31, 2009 and 2008 to Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$133,664,082	$118,668,156
Cumulative deemed loans (principal) on the Form 5500	(1,786)	(17,654)

Net assets available for benefits per the Form 5500	$133,662,296	$118,650,502

	2009	2008
Investments per the financial statements	$133,189,123	$116,977,568
Adjustment from fair value to contract value	698,768	1,935,866
Cumulative deemed loans (principal) on the Form 5500	(1,786)	(17,654)

Investments per the Form 5500	$133,886,105	$118,895,780

The following is a reconciliation of the Plan’s net increase in net assets available for benefits per the financial statements to net income as reported in Form 5500 for the year ended December 31, 2009:

2009
Net increase in net assets available for benefits per the financial statements	$14,995,926
Loans shown as deemed loans on the Form 5500	2,929
Deemed loans offset by total distributions	12,939

Net income per Form 5500	$15,011,794

11.	NET ASSET VALUE PER SHARE

In accordance with GAAP, the Plan expanded its disclosures to include the category, fair value, redemption frequency, and redemption notice period for those assets whose fair value is estimated using the net asset value per share as of December 31, 2009.

The following table for December 31, 2009, sets forth a summary of the Plan’s investments with a reported NAV.

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2009
				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value *	Commitment	Frequency	Restrictions	Period
RVST Income Fund II (a)	$21,339,677	$—	Daily	None	None
PIMCO Total Return Fund (b)	13,198,103	—	Immediate	None	None

Total	$34,537,780	$—

*	The fair values of the investments have been estimated using the NAV of the investment.

(a)	The RVST Income Fund II is a stable value fund comprised of shares in the RiverSource Trust Collective Investment Funds for Employee Benefit Trusts Income Fund I (“Fund I”). Fund I seeks to invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds and other fixed income securities. The Plan invests in investment contracts through the RVST Income Fund II, a common/collective trust.

(b)	The PIMCO Total Return Fund seeks to invest in debt securities to provide a total return consistent with the preservation of capital.
12.	SUBSEQUENT EVENT

The Company reinstituted matching contributions effective January 1, 2010. The matching contributions decreased to 50% of the participant contribution up to 3% of the participant’s eligible compensation.
******

SUPPLEMENTAL SCHEDULE

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2009

		(c) Description of investment including
	(b) Identity of issue, borrower,	maturity date, rate of interest,	(d) Cost	(e) Current
(a)	lessor, or similar party	collateral, par, or maturity value	***	value
	Alger Small Mid-cap Growth Fund I	Mutual Fund		$456,230
	American Balanced Fund	Mutual Fund		18,179,541
	American EuroPacific Growth Fund	Mutual Fund		873,446
	Brandywine Blue Fund Inc.	Mutual Fund		1,762,243
	Columbia Smallcap Value I Fund	Mutual Fund		1,745,773
	Davis New York Venture Fund (Class A)	Mutual Fund		8,394,851
	Evergreen Inst Money Market Fund	Mutual Fund		158,268
	Fidelity Equity-Income Fund	Mutual Fund		222,433
	Fidelity Freedom 2000	Mutual Fund		101,691
	Fidelity Freedom 2005	Mutual Fund		19,328
	Fidelity Freedom 2010	Mutual Fund		421,180
	Fidelity Freedom 2015	Mutual Fund		2,132,267
	Fidelity Freedom 2020	Mutual Fund		1,384,348
	Fidelity Freedom 2025	Mutual Fund		500,668
	Fidelity Freedom 2030	Mutual Fund		1,125,504
	Fidelity Freedom 2035	Mutual Fund		499,593
	Fidelity Freedom 2040	Mutual Fund		465,752
	Fidelity Freedom 2045	Mutual Fund		260,684
	Fidelity Freedom 2050	Mutual Fund		504,793
	Fidelity Freedom Income Fund	Mutual Fund		400,323
	Fidelity Growth Company Fund	Mutual Fund		1,056,211
	Fidelity Spartan U.S. Equity Index	Mutual Fund		23,197,827
	Fidelity Value Fund	Mutual Fund		7,306,811
	Janus Overseas Fund	Mutual Fund		16,710,590
	Lazard Emerging Markets Fund	Mutual Fund		1,788,709
	Royce Low-Priced Stock Fund	Mutual Fund		572,282
**	PIMCO Total Return Fund (Admin)	Pooled Commingled Fund		13,198,103
	PIMCO Total Return Fund	Mutual Fund		—
	RVST Income Fund II	Common/Collective Trust - Stable Value Fund		21,339,677
*	The Talbots, Inc.	Common Stock		5,713,051
*	Participant Loans	Participant Loans (maturing April 2010 - March 2019 at interest rates of 4.25% to 10.0%)		2,696,946

	TOTAL INVESTMENTS AT FAIR VALUE			133,189,123
	Adjustment from fair value to contract value for fully benefit-responsive stable value fund			698,768

	INVESTMENTS ADJUSTED TO CONTRACT VALUE			$133,887,891

*	A party-in-interest as defined by ERISA.
**	Fund is not a direct filing entity; therefore the underlying investment has been included.
***	Cost information is not required for participant-directed investments and therefore is not included.

Exhibit Index

Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE TALBOTS, INC. RETIREMENT SAVINGS VOLUNTARY PLAN
Date: June 29, 2010	By:	/s/ Ruthanne Russell
Ruthanne Russell
Senior Vice President, Human Resources The Talbots, Inc. Benefits Plans Administrative Committee Member

	By:	/s/ Michael Scarpa
Michael Scarpa
Chief Operating Officer, Chief Financial Officer, and Treasurer